Exhibit 11

American Healthways, Inc.
Earnings Per Share Reconciliation
August 31, 2005
(In thousands, except earnings per share data)

                The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share (adjusted for the stock split effective December 2003 for the prior year periods):

Year Ended August 31,	2005	2004	2003

Numerator:
Net income - numerator for basic earnings per share	$33,084	$26,058	$18,474
Effect of dilutive securities	—	—	—

Numerator for diluted earnings per share	$33,084	$26,058	$18,474

Denominator:
Shares used for basic earnings per share	33,241	32,264	31,048
Effect of dilutive stock options outstanding	2,450	2,368	1,962

Shares used for diluted earnings per share	35,691	34,632	33,010

Earnings per share:
Basic	$1.00	$0.81	$0.60

Diluted	$0.93	$0.75	$0.56